Filed pursuant to Rule 424(b)(3) File No. 333-119338

January 16, 2007

SUPPLEMENT DATED JANUARY 16, 2007 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND DECEMBER PERFORMANCE UPDATE

FUND	DECEMBER	2006 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-0.92%	9.11%	$ 58.2M	$1,162.598
Grant Park Futures Fund Class B Units	-0.90%	8.28%	$324.1M	$1,022.424

TRADING ADVISORS	DECEMBER	2006 YTD	% of Fund
Rabar Market Research (Div)	-2.48%	9.59%	18%
EMC Capital Management (Classic)	-0.15%	15.88%	20%
Eckhardt Trading (Global)	-3.00%	-3.57%	6%
Graham Capital Management (GDP)	0.02%	1.28%	8%
Winton Capital Management (Div)	1.34%	10.00%	21%
Saxon Investment Corp (Div)	-5.64%	1.65%	8%
Welton Investment Corporation	-1.26%	11.13%	17%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the interest rate sector incurred losses after prices for U.S. Treasury products fell in response to a series of strong economic reports, including a tame reading on consumer prices and news that the U.S. economy had added more jobs in November than economists had forecasted.

Grain prices experienced a reversal during the month, resulting in losses for long positions. The soybean and corn markets closed lower as investors moved to take profits on long positions amassed during the upside move in prices earlier in the fourth-quarter.

Long positions in the metals markets sustained losses as prices for gold and silver fell for the month. A stronger U.S. dollar combined with selling on behalf of investors seeking to take profits on long positions pushed prices lower.

The benign data on consumer prices coupled with the better-than-expected report on U.S. employment resulted in gains for long positions in the S&P Composite Index as the news revived investors’ hopes that the U.S. economy could experience a soft landing during 2007.

Short positions in the energy sector reported gains as warmer weather across the U.S. and reports of increased inventories resulted in lower prices for crude oil and natural gas.

Short positions in the Japanese yen cross-rate market were profitable as the yen traded lower relative to the euro after the Japanese government reduced projections for economic growth.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

OTHER FUND NEWS

Dearborn Capital Management, LLC, as General Partner of Grant Park, has agreed to rebate back to Grant Park a portion of the fund’s annual operating and organization and offering expenses to the extent that actual expenses are less than the actual amount Grant Park paid the General Partner. For 2006, Dearborn Capital reimbursed Grant Park a total of $700,000, of which $200,000 is related to operating expenses and $500,000 is related to organization and offering expenses.

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2006 tax year in early March. The Schedule K-1 will contain a reconciliation of your Fund capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
DECEMBER 31, 2006
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,791,041	6,103,943	9,950,852	31,152,387
Change in Unrealized Income (Loss)	(2,233,133)	957,218	(12,407,072)	4,076,500
Brokerage Commissions	(22,855)	(242,206)	(126,979)	(1,227,714)
Exchange, Clearing Fees and NFA charges	(33,824)	(327,931)	(187,924)	(1,669,195)
Other Trading Costs	(16,465)	(274,161)	(91,479)	(1,404,789)
Change in Accrued Commissions	(1,082)	(10,940)	(6,009)	(61,710)
Net Trading Income (Loss)	(516,318)	6,205,923	(2,868,611)	30,865,479
Other Income:
Interest, U.S. Obligations	112,496	1,296,356	625,018	6,650,892
Interest, Other	134,024	1,326,273	744,623	6,819,647
Total Income (Loss)	(269,798)	8,828,552	(1,498,970)	44,336,018
Expenses:
Incentive Fees to Trading Managers	15,339	625,288	85,222	3,198,263
Administrative Fees	(18,136)	112,032	(100,761)	557,742
O&O Expenses	(20,103)	84,032	(305,044)	1,275,362
Brokerage Expenses	299,377	3,449,455	1,787,028	18,908,096
Illinois Replacement Tax	0	0	0	0
Total Expenses	276,477	4,270,807	1,466,445	23,939,463
Net Income (Loss)	(546,275)	4,557,745	(2,965,415)	20,396,555
Statement of Changes in Net Asset Value
Beginning Balance	58,341,160	54,403,647	323,585,849	235,494,172
Additions	1,292,778	9,981,899	7,734,586	111,541,043
Net Income (Loss)	(546,275)	4,557,743	(2,965,415)	20,396,555
Redemptions	(926,443)	(10,782,069)	(4,263,245)	(43,339,995)
Balance at DECEMBER 31, 2006	58,161,220	58,161,220	324,091,775	324,091,775
Total Units Held at End of The Period		50,026.93752		316,983.72173
Net Asset Value Per Unit		1,162.598		1,022.424
Rate of Return	-0.92%	9.11%	-0.90%	8.28%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP